                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                                   ---------

                        Mine Safety Appliances Company
 ................................................................................
                               (Name of Issuer)


                          Common Stock, no par value
 ................................................................................
                        (Title of Class of Securities)


                                  602720 10 4
 ................................................................................
                                (CUSIP Number)


                          Estate of John T. Ryan, Jr.
                       c/o John T. Ryan III, Co-executor
                        Mine Safety Appliances Company
                                 P.O. Box 426
                             Pittsburgh, PA  15230
                                 412/967-3000
 ................................................................................
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                                 July 31, 1995
 ................................................................................
                     (Date of Event which Requires Filing
                              of this Statement)


    Check the following box if a fee is being paid with this statement [X]


                                  ----------

CUSIP NO.  602720 10 4
- ----------------------


- --------------------------------------------------------------------------------
    1)  Name of Reporting Person,              Estate of John T. Ryan, Jr.
                                  ----------------------------------------
             (Tax I.D. No. 25-6498851)
- --------------------------------------------------------------------------------
    2)  Check the Appropriate Box if a Member of a Group

        (a)
           ---------------------------------------------------------------------
        (b)    X
           ---------------------------------------------------------------------


- --------------------------------------------------------------------------------
    3)  SEC Use Only
                    ------------------------------------------------------------

- --------------------------------------------------------------------------------
    4)  Source of Funds   OO
                       ---------------------------------------------------------


- --------------------------------------------------------------------------------
    5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)
                          ------------------------------------------------------


- --------------------------------------------------------------------------------
    6)  Place of organization  N/A
                             ---------------------------------------------------


- --------------------------------------------------------------------------------
   Number of         (7)  Sole Voting Power                538,245
   Shares Bene-                            ------------------------------------
     ficially
   Owned by          -----------------------------------------------------------
   Reporting         (8)  Shared Voting Power              0
   Person                                    -----------------------------------
   With              -----------------------------------------------------------
                     (9)  Sole Dispositive Power           538,245
                                                --------------------------------
                     -----------------------------------------------------------
                     (10) Shared Dispositive Power        0
                                                  ------------------------------


- --------------------------------------------------------------------------------
   11)  Aggregate Amount Beneficially Owned by Reporting Person  538,245
                                                               -----------------


- --------------------------------------------------------------------------------
   12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

        ------------------------------------------------------------------------


- --------------------------------------------------------------------------------
   13)  Percent of Class Represented by Amount in Row (11)         9.3 %
                                                          ----------------------


- --------------------------------------------------------------------------------
   14)  Type of Reporting Person     OO
                                ------------------------------------------------


- --------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     Common Stock, no par value (the "Common Stock"), of Mine Safety Appliances Company (the "Company"), P.O. Box 426, Pittsburgh, Pennsylvania 15230.


Item 2.  Identity and Background.

     (a) Name of Person Filing:  The Estate of John T. Ryan, Jr. (the
         "Estate")

     (b) Residence or Business Address: c/o John T. Ryan III, Co-executor, Mine Safety Appliances Company, P.O. Box 426, Pittsburgh, PA 15230.

     (c) Present Principal Occupation:  N/A

     (d) During the last five years, the Estate has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Estate was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Estate was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:  N/A


Item 3.  Source and Amount of Funds or Other Consideration.

     The Estate became a beneficial owner, as defined in Rule 13d-3, of more than 5% of the Common Stock as a result of the death of John T. Ryan, Jr. on July 31, 1995.


Item 4.  Purpose of Transaction.

     See Item 3. The Estate does not presently have any plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer or the disposition of securities of the issuer, other than the exercise of options held by the Estate and the disposition of shares of Common Stock held by the Estate in the course of administering the Estate;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, other than any plans the Board of Directors may have to fill the seat left vacant by the death of John T. Ryan, Jr.;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities exchange;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

(a) The Estate beneficially owns (as defined in Rule 13d-3) 538,245 shares of Common Stock, or 9.3% of the outstanding Common Stock, of which 200 are shares of Common Stock which the Estate presently has a right to acquire through options held by the Estate.

(b) With respect to the Estate, see Items (7) through (10) on the cover page. Voting and dispositive power with respect to the shares held in the Estate are exercised through its co-executors, John T. Ryan III and Mary Irene Ryan.

    The information required by Item 5(b) as to such co-executors is contained in their respective Schedules 13D filed concurrently herewith, which information is hereby incorporated by reference.

(c) The Estate became a beneficial owner, as defined in Rule 13d-3, of more than 5% of the Common Stock as a result of the death of John T. Ryan, Jr. on July 31, 1995. The only transactions in Common Stock effected by the Estate since 60 days prior to that date were exercises of options for Common Stock held by the Estate on August 25, 1995, as follows:

                      Option
                     Price Per
        Shares         Share
        ------       ---------
         200          $43.875
         200           47.125
         500           40.427
         500           44.000

(d) The Estate holds an aggregate of 538,245 shares of Common Stock in the Estate. Receipt of dividends or proceeds from the sale of shares held in the Estate is for the beneficiaries of the Estate. No beneficiary of the Estate presently has an interest in such dividends or proceeds amounting to more than 5% of the outstanding shares of such class.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     The Estate is party to a stock option agreement with the Company with respect to 200 option shares beneficially owned by the Estate.

Item 7.  Material to be filed as Exhibits.

     The 1990 Non-Employee Directors' Stock Option Plan related to the 200 option shares referred to in Item 6 above is hereby incorporated by reference to Exhibit 10(a) to the Form 10-Q quarterly report of the Company for the fiscal quarter ended June 30, 1994.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                ESTATE OF JOHN T. RYAN, JR.


                                                By  /s/ John T. Ryan III
                                                  ------------------------------
                                                  John T. Ryan III, Co-executor


Date:  September 26, 1995
       ------------------